SCHEDULE 13G	Page 1 of 16

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

The Great Atlantic & Pacific Tea Company, Inc.

(Name of Issuer)

Common Stock - $1 par value

(Title of Class of Securities)

390064103

(CUSIP Number)

August 25, 2009

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 16

CUSIP No. 390064103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) DBD Cayman, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,874,750
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,874,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,874,750
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 3 of 16

CUSIP No. 390064103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,874,750
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,874,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,874,750
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

SCHEDULE 13G	Page 4 of 16

CUSIP No. 390064103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,874,750
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,874,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,874,750
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

SCHEDULE 13G	Page 5 of 16

CUSIP No. 390064103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TC Group CSP II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,874,750
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,874,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,874,750
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

SCHEDULE 13G	Page 6 of 16

CUSIP No. 390064103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CSP II General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,874,750
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,874,750

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,874,750
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON PN (Delaware Limited Partnership)

SCHEDULE 13G	Page 7 of 16

CUSIP No. 390064103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Carlyle Strategic Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,744,591
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,744,591

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,744,591
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON PN (Delaware Limited Partnership)

SCHEDULE 13G	Page 8 of 16

CUSIP No. 390064103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CSP II Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 130,159
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 130,159

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,159
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON PN (Delaware Limited Partnership)

SCHEDULE 13G	Page 9 of 16

ITEM 1.	(a)	Name of Issuer:

The Great Atlantic & Pacific Tea Company, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

2 Paragon Drive Montvale, New Jersey 07645

ITEM 2.	(a)	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

DBD Cayman Limited

TCG Holdings Cayman II, L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group CSP II, L.L.C.

CSP II General Partner, L.P.

Carlyle Strategic Partners II, L.P.

CSP II Coinvestment, L.P.

	(b)	Address of Principal Business Office:

The address for each of DBD Cayman Limited, TCG Holdings Cayman II, L.P. and TC Group Cayman Investment Holdings, L.P. is:

c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands

The address for each of TC Group CSP II, L.L.C., CSP II General Partner, L.P., Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. is:

c/o The Carlyle Group 1001 Pennsylvania Ave. NW Suite 220 South Washington, D.C. 20004-2505

	(c)	Citizenship of each Reporting Person is:

DBD Cayman Limited – Cayman Islands

TCG Holdings Cayman II, L.P. – Cayman Islands

TC Group Cayman Investment Holdings, L.P. – Cayman Islands

TC Group CSP II, L.L.C. – Delaware

CSP II General Partner, L.P. – Delaware

Carlyle Strategic Partners II, L.P. – Delaware

CSP II Coinvestment, L.P. – Delaware

	(d)	Title of Class of Securities:

Common Stock - $1 par value

	(e)	CUSIP Number:

390064103

ITEM 3.

Not applicable.

SCHEDULE 13G	Page 10 of 16

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented above represents beneficial ownership of Common Stock - $1 par value of the Issuer (the “Shares”), on the date of filing of this Schedule 13G.

Ownership as of September 1, 2009, was as follows:

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
DBD Cayman Limited	3,874,750	6.7%	0	3,874,750	0	3,874,750
TCG Holdings Cayman II, L.P.	3,874,750	6.7%	0	3,874,750	0	3,874,750
TC Group Cayman Investment Holdings, L.P.	3,874,750	6.7%	0	3,874,750	0	3,874,750
TC Group CSP II, L.L.C.	3,874,750	6.7%	0	3,874,750	0	3,874,750
CSP II General Partner, L.P.	3,874,750	6.7%	0	3,874,750	0	3,874,750
Carlyle Strategic Partners II, L.P.	3,744,591	6.5%	0	3,744,591	0	3,744,591
CSP II Coinvestment, L.P.	130,159	0.2%	0	130,159	0	130,159

Carlyle Strategic Partners II, L.P. (“CSP II”) and CSP II Coinvestment, L.P. (“Coinvestment”) are the record owners of 3,744,591 Shares and 130,159 Shares, respectively. CSP II General Partner, L.P. is the general partner of both CSP II and Coinvestment. The sole general partner of CSP II General Partner, L.P. is TC Group CSP II, L.L.C., a limited liability company that is wholly owned by TC Group Cayman Investment Holdings, L.P. The sole general partner of TC Group Cayman Investment Holdings, L.P. is TCG Holdings Cayman II, L.P. The sole general partner of TCG Holdings Cayman II, L.P. is DBD Cayman Limited. Accordingly, each of CSP II General Partner, L.P., TC Group CSP II, L.L.C., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., and DBD Cayman Limited may be deemed to be beneficial owners of the Shares held by CSP II and Coinvestment.

DBD Cayman Limited has investment discretion and dispositive power over the Shares. DBD Cayman Limited is controlled by its Class A members, William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, and all action relating to the investment and disposition of the Shares held by CSP II and Coinvestment requires their approval, based on a majority vote. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein each disclaim beneficial ownership of the Shares held by CSP II and Coinvestment.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G	Page 11 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2009

DBD Cayman Limited

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TCG Holdings Cayman II, L.P.

	By:	DBD Cayman Limited, as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TC Group Cayman Investment Holdings, L.P.

	By:	TCG Holdings Cayman II, L.P., as its general partner

	By:	DBD Cayman Limited, as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TC Group CSP II, L.L.C.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

SCHEDULE 13G	Page 12 of 16

CSP II General Partner, L.P.

	By:	TC Group CSP II, L.L.C., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle Strategic Partners II, L.P.

	By:	CSP II General Partner, L.P., as its general partner

	By:	TC Group CSP II, L.L.C., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CSP II Coinvestment, L.P.

	By:	CSP II General Partner, L.P., as its general partner

	By:	TC Group CSP II, L.L.C., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

SCHEDULE 13G	Page 13 of 16

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SCHEDULE 13G	Page 14 of 16

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock – $1 par value beneficially owned by each of them of The Great Atlantic & Pacific Tea Company, Inc., a Maryland Corporation. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

[Remainder of this page has been left intentionally blank.]

SCHEDULE 13G	Page 15 of 16

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 1st day of September, 2009.

DBD Cayman Limited

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TCG Holdings Cayman II, L.P.

	By:	DBD Cayman Limited, as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TC Group Cayman Investment Holdings, L.P.

	By:	TCG Holdings Cayman II, L.P., as its general partner

	By:	DBD Cayman Limited, as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TC Group CSP II, L.L.C.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

SCHEDULE 13G	Page 16 of 16

CSP II General Partner, L.P.

	By:	TC Group CSP II, L.L.C., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

Carlyle Strategic Partners II, L.P.

	By:	CSP II General Partner, L.P., as its general partner

	By:	TC Group CSP II, L.L.C., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

CSP II Coinvestment, L.P.

	By:	CSP II General Partner, L.P., as its general partner

	By:	TC Group CSP II, L.L.C., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director